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                           August 27, 2021

       Eric Watson
       General Counsel and Secretary
       Doma Holdings, Inc.
       101 Mission Street, Suite 740
       San Francisco, CA 94105

                                                        Re: Doma Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 19,
2021
                                                            File No. 333-258942

       Dear Mr. Watson :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance